Filed by Mittal Steel Company N.V.

Pursuant to Rule 425 under the United States

Securities Act of 1933, as amended

Subject Company: Arcelor S.A.

Commission File No. of Mittal Steel: 001-14666

Date: June 9, 2006

Interview with Lou Schorsch,

President and CEO. Mittal Steel USA

SPEAKER	TIMECODE	English transcription
Presenter	10:00:00:00	We’re here with Lou Schorsch, president and CEO of Mittal Steel, USA. Lou, why is customer service so important to Mittal Steel?
Lou Scorsch	10:00:08:12

Well, maybe I should start by telling you how we define customer service. We look at it as a mutually reinforcing set of capabilities, involving delivery, quality and technical support. At Mittal Steel USA, most of our products are actually tailor-made. They have specific chemistries, specific dimensional tolerances, specific surface treatments.

10:00:28:21

In fact many of our products we’ve developed with and for specific customers. For that reason, our customers really rely on us to provide those products on a consistent basis. They can’t just get them off a shelf at a service centre or a distributor. They also require us to deliver those products on a just-in-time basis.

10:00:46:02

I think we all see, as our economies globalise, competition is becoming more intense, competition is occurring really across entire supply chains. And for that reason our customers really require us to be their partners, whether we’re developing advanced high-strength steels for the automotive industry that allows them to make cars that are lighter and safer at the same time, whether we’re developing new alloy grades for pipe products that are used to build pipelines in environmentally sensitive areas. It’s those kinds of demanding applications and demanding customers that really is the core business and focus for Mittal Steel USA.

Presenter	10:01:21:02	But isn’t steel a commodity? How can Mittal Steel differentiate itself with customer service in that kind of market?
Lou Scorsch	10:01:27:06

What you have to recognise is that steel is an enormous growing market. There is literally a billion tonnes of steel consumed globally in any one year. So, in any market that size, of course there are going to be segments and products that become very standardised, that become commoditised, and we do compete in those products. The key success factor in those product markets is to have a good, aggressive control of your costs, and I think we achieved that. In fact that sort of cost focus is a core strength of Mittal Steel on a global basis.

10:01:51:03

Here, in the US, that also provides us with a very strong foundation for then being able to profitably serve more demanding customers, in terms of service and capabilities that they require. And that strong cost foundation - we have outstanding assets, we’ve got very good people, in terms of our RN capabilities, the service we can provide. So, the combination of those factors make us a distinctive provider to those customer service orientated segments.

10:02:26:12

Our company is made up of predecessors that have literally centuries of experience in developing steel processes, working closely with customers, developing new products. When you combine that sort of experience base with the entrepreneurial spirit that Mittal Steel provides, that represents a gene pole that’s really unique in the global steel industry.

Presenter	10:01:47:10	How do you know how you’re performing in terms of customer service? What are your customers telling you?
Lou Scorsch	10:01:51:17

We’re out in the marketplace every day, and not just trying to sell our products, but also trying to learn from our customers how we’re doing. So, we get a report card, literally, almost every day from those customers. We’re a new company. That gives us the opportunity to establish our brand. At times that can be daunting, but it’s also very exhilarating, I think. So, we’re getting that report from our customers every day, trying to put our predecessor companies together.

10:03:15:22

A few years ago the companies that made up Mittal Steel USA, there were six independent companies. So, there’s a challenge in terms of integrating those companies, getting a culture that represents the best of the best, in terms of what those companies can provide.

We’re working on that hard every day, but customer service is the single, most important objective for us as we put these companies together.

10:03:36:18

Just last month, General Motors gave us this Deal Supplier of the Year Award. We were tremendously excited by that and I think it’s a tremendous accomplishment for a company that’s only a year... a year old. A couple of months ago we got the Most Improved Supplier Award from Toyota. We’re looking forward to getting the Supplier of the Year Award from that company. So, I think there is very good evidence from some of the most demanding customers in the world that we’re making good progress. We certainly don’t rest on our laurels, but I think we’re very excited about trying to make our sales even better, in terms of being preferred suppliers for those customers. And, importantly, I think that those customers are all committed to wanting to see us succeed.

Forward-Looking Statements

This communication may contain forward-looking information and statements about Mittal Steel Company N.V., Arcelor S.A. and/or their combined businesses after completion of the proposed acquisition. Forward-looking statements are statements that are not historical facts. These statements include financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations with respect to future operations, products and services, and statements regarding future performance. Forward-looking statements may be identified by the words “believe,” “expect,” “anticipate,” “target” or similar expressions. Although Mittal Steel’s management believes that the expectations reflected in such forward-looking statements are reasonable, investors and holders of Arcelor’s securities are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of Mittal Steel, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include those discussed or identified in the filings with the Netherlands Authority for the Financial Markets and the SEC made or to be made by Mittal Steel, including (in the latter case) on Form 20-F and on Form F-4. Mittal Steel undertakes no obligation to publicly update its forward-looking statements, whether as a result of new information, future events, or otherwise.

No Offer

No offer to exchange or purchase any Arcelor shares or convertible bonds has been or will be made in The Netherlands or in any jurisdiction other than Luxembourg, Belgium, Spain (subject to the information document relating to the Offer being approved by the CNMV), France and the United States.

Important Information

In connection with its proposed acquisition of Arcelor S.A., Mittal Steel has filed important documents (1) with the CSSF, the CBFA and the AMF in Europe, including the Information Document approved by the CSSF, the CBFA and the AMF (No. 06-139) on May 16, 2006, an Information Document Supplement approved by the CSSF, the CBFA and the AMF (No. 06-169) on May 31, 2006, a Share Listing Prospectus approved by the Autoriteit Financiële Markten (“AFM”) in The Netherlands on May 16, 2006, and a Share Listing Prospectus Supplement approved by the AFM on May 31, 2006 and (2) with the SEC in the United States, including the registration statement on Form F-4, the Prospectus for the exchange offer and related documents. Investors and Arcelor security holders outside the United States are urged to carefully read the Information Document, the Information Document Supplement, the Share Listing Prospectus and the Share Listing Prospectus Supplement, which together contain all relevant information in relation to the Offer. Investors and Arcelor security holders in the United States are urged to carefully read the registration statement on Form F-4, the Prospectus and related documents. All such documents contain important information. Investors and Arcelor security holders may obtain copies of such documents free of charge on Mittal Steel’s website at www.mittalsteel.com. In addition, the French version of the Information Document is available on the AMF’s website at www.amf-france.org, and the registration statement on Form F-4, the Prospectus and related documents are available at the SEC’s website at www.sec.gov.